FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 12, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park

2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On September 14, 2007, Biomira Inc. filed with the System for Electronic Document Analysis and Retrieval in Canada the following documents:

•                  Arrangement Agreement dated as of September 11, 2007 by and among 4442636 Canada Inc., 4442644 Canada Inc., Biomira Inc., Biomira Corporation and 4442652 Canada Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Arrangement Agreement dated as of September 11, 2007 by and among 4442636 Canada Inc., 4442644 Canada Inc., Biomira Inc., Biomira Corporation and 4442652 Canada Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: September 14, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer